FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2011.

Total number of pages: 25

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011 (Unaudited) FROM APRIL 1, 2011 TO JUNE 30, 2011 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011 (Unaudited)

FROM APRIL 1, 2011 TO JUNE 30, 2011

CONSOLIDATED

Released on July 22, 2011

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: July 22, 2011

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Three Months Ended June 30, 2011 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2011	2010
Net sales	¥179,073	¥168,766
Ratio of change from the same period of previous fiscal year	6.1%	36.7%
Operating income	19,222	27,115
Ratio of change from the same period of previous fiscal year	(29.1)%	162.3%
Income from continuing operations before income taxes	17,571	21,105
Ratio of change from the same period of previous fiscal year	(16.7)%	139.8%
Net income attributable to Nidec Corporation	12,210	13,783
Ratio of change from the same period of previous fiscal year	(11.4)%	136.9%
Net income attributable to Nidec Corporation per share –basic	¥88.20	¥98.95
Net income attributable to Nidec Corporation per share –diluted	¥82.49	¥98.95

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	June 30, 2011	March 31, 2011
Total assets	¥751,318	¥748,205
Total equity	408,703	410,506
Nidec Corporation shareholders’ equity	353,430	355,250
Nidec Corporation shareholders’ equity to total assets	47.0%	47.5%
Nidec Corporation shareholders’ equity per share	¥2,552.93	¥2,565.32

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2012 (target)	Year ended March 31, 2011 (actual)
Interim dividend per share	¥45.00	¥40.00
Year-end dividend per share	45.00	45.00
Annual dividend per share	90.00	85.00

Note: Revision of previously announced dividend targets during this reporting period: None.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2012)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2011	Year ending March 31, 2012
Net sales	¥360,000	¥760,000
Operating income	37,000	90,000
Income from continuing operations before income taxes	32,500	83,500
Net income attributable to Nidec Corporation	21,000	55,000
Net income attributable to Nidec Corporation per share-basic	¥151.69	¥397.28

Note: Revision of previously announced financial performance forecast during this reporting period: Yes.

4. Others

Please refer to "2. Others" on page 14 for detailed information.

(1) Change in significant subsidiaries (changes in "specified subsidiaries" (tokutei kogaisha) accompanying changes in scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at June 30, 2011

145,075,080 shares at March 31, 2011

2. Number of treasury stock at the end of each period:

6,634,069 shares at June 30, 2011

6,593,647 shares at March 31, 2011

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

138,441,129 shares for the three months ended June 30, 2011

139,290,551 shares for the three months ended June 30, 2010

INDEX

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

(2) Financial Position

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

2. Others

(1) Change in significant subsidiaries during this period (due to changes in the scope of consolidation)

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(3) Changes in accounting method in this period

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

(2) Condensed Consolidated Statements of Income

(3) Consolidated Statement of Cash Flows

(4) Subsequent events

4. Supplementary Information (Three months ended June 30, 2011)

(1) Information by Product Category (unaudited)

(2) Sales by Geographic Segment (unaudited)

(3) Sales by Region (unaudited)

5. Other information (unaudited)

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Three Months Ended June 30, 2011

In the earlier part of the quarter ended June 30, 2011, the global economy was adversely affected by the developments in the Middle East and increasing raw material prices, the slowdown in the global economic recovery, which has been adversely affected by such developments and market conditions, and the impact of the earthquake in northern Japan in March 2011 and subsequent events, while newly emerging economies continued to grow. In the latter part of the same quarter, signs of improvement began to appear with crude oil prices decreasing and supply chains in Japan starting to return to normal, while concerns grew over a slow-down in newly emerging economies due to the worsening European fiscal crisis and the stricter financial regulatory measures in China and other countries.

Under these circumstances, the Nidec Group has set forth the following priority goals for the fiscal year ending March 31, 2012 as we aspire to work “boldly and straightforwardly towards growth”:

·

Taking on challenges to achieve higher sales and profits,

·

Strengthening the Group’s operations as a global company, and

·

Aggressively entering new growth markets.

Responding to increasing demand for high-efficiency motors, which are used in various applications, including small precision motors as well as mid- and large-size motors for automobile and home appliance and industrial use, which mid- and large-size motors are expected to contribute increasingly to our growth, we have made efforts to increase sales through our “Three New” (New products, New markets, New customers) activities, taking advantage of our expanding global network. As a result of these efforts:

1) Our consolidated net sales for the three months ended June 30, 2011 (“this three-month period”) were approximately ¥179,100 million, an increase of approximately ¥10,300 million (approximately 6%) compared to the three months ended June 30, 2010 and an increase of approximately ¥5,500 million (approximately 3%) compared to the previous fiscal quarter ended March 31, 2011, due to an increase in sales of some of our products, despite a decrease in sales of other products, which were adversely affected by the earthquake in northern Japan and its adverse effects, including disruptions in supply chains.

2) Our operating income ratio for this three-month period was 10.7%, achieving a two-digit operating income ratio after recording a single-digit ratio for the three months ended March 31, 2011, primarily due to improved profitability of "small precision motors" and "general motors." The operating income ratio was lower, however, compared to our operating income ratio of 16.1% for the three months ended June 30, 2010. Our operating income and net income increased compared to the three months ended March 31, 2011.

3) Our consolidated results for this three-month period exceeded our previously announced financial performance forecast, and as a result, we have revised upward our forecasts for the six months ending September 30, 2011 and the fiscal year ending March 31, 2012. Two of our listed group companies, Nidec Copal Electronics and Nidec Tosok, have also revised upward their respective financial performance forecasts for the six months ending September 30, 2011.

2. Consolidated Operating Results

Consolidated Operating Results for the Three Months Ended June 30, 2011 ("this three-month period"), Compared to the Three Months Ended June 30, 2010 ("the same period of the prior year")

Consolidated net sales increased ¥10,307 million, or 6.1%, to ¥179,073 million for this three-month period compared to the same period of the prior year. Operating income decreased ¥7,893 million, or 29.1%, to ¥19,222 million for this three-month period compared to the same period of the prior year. Our operating income ratio for this three-month period exceeded 10% at 10.7%, compared to 16.1% for the same period of the prior year. The average exchange rate between the U.S. dollar and the Japanese yen for this three-month period was ¥81.74 to the dollar, which reflects the appreciation of the Japanese yen against the U.S. dollar of approximately ¥10.27, or 11%, compared to the same period of the prior year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our net sales and operating income of approximately ¥11,400 million and ¥3,000 million, respectively, for this three-month period and the same period of the prior year.

Income from continuing operations before income taxes decreased ¥3,534 million, or 16.7%, to ¥17,571 million for this three-month period compared to the same period of the prior year. An approximately ¥4,500 million decrease in foreign exchange loss to approximately ¥1,100 million for this three-month period from approximately ¥5,600 million for the same period of the prior year had a positive effect on our income from continuing operations before income taxes for this three-month period.

Net income attributable to Nidec Corporation decreased ¥1,573 million, or 11.4%, to ¥12,210 million for this three-month period compared to the same period of the prior year.

Operating Results by Product Category for This Three-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

Net sales of small precision motors decreased approximately ¥11,800 million, or 13%, to ¥75,922 million for this three-month period compared to the same period of the prior year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our sales of small precision motors of approximately ¥9,000 million for this three-month period compared to the same period of the prior year.

Although the number of units sold of small precision motors for hard disk drives ("HDDs") increased approximately 1%, sales of small precision motors for HDDs decreased approximately 11%, for this three-month period compared to the same period of the prior year. The decrease in sales was primarily due to the 11% appreciation of the Japanese yen against U.S. dollar.

While the number of units sold of spindle motors for 3.5-inch decreased approximately 6%, the number of units sold of spindle motors for 2.5-inch increased approximately 8%, for this three-month period compared to the same period of the prior year. Sales of spindle motors for 3.5-inch and 2.5-inch decreased approximately 15% and 7%, respectively, for this three month period compared to the same period of the prior year.

Net sales of other small precision brushless DC motors decreased approximately 18% for this three-month period compared to the same period of the prior year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 24%, although the number of units sold of other small precision brushless DC motors increased approximately 3%, for this three-month period compared to the same period of the prior year. The main reasons for the 24% decrease in sales of other small precision brushless DC motors were the 11% appreciation of the Japanese yen against the U.S. dollars and a 17% decrease in the average unit price on a U.S. dollar basis resulting from a change in the product mix of our small precision DC motors for optical disk drives.

Net sales of brushless DC fans decreased approximately 12% for this three-month period compared to the same period of the prior year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 11% for this three-month period compared to the same period of the prior year. The main reasons for the 11% decrease in sales were an approximately 5% decrease in the number of units sold and a decrease in average unit price of approximately 6% on a Japanese yen basis resulting from the 11% appreciation of the Japanese yen against the U.S. dollar, partially offset by an increase in average unit price of approximately 5% on a U.S. dollar basis.

Operating income of small precision motors decreased approximately ¥6,500 million, or 35%, to ¥12,014 million for this three-month period compared to the same period of the prior year. The appreciation of the Japanese yen against the U.S. dollar had a negative impact on operating income of small precision motors of approximately ¥2,600 million for this three-month period.

General motors-

From the second quarter of the previous fiscal year ended March 31, 2011, this product category has been renamed from "mid-size motors" to "general motors," due to the addition of "large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010, which was subsequently renamed "Nidec Motor Corporation."

Net sales of general motors increased approximately ¥23,900 million, or 97%, to ¥48,709 million for this three-month period compared to the same period of the prior year. Sales of general motors for home appliances and industrial use for this three-month period increased approximately ¥20,900 million, or 139%, compared to the same period of the prior year, mainly due to the new addition of sales relating to Nidec Motor Corporation of approximately ¥19,900 million for this three-month period. Sales of general motors for automobiles also increased approximately ¥3,000 million, or 31%, for this three-month period compared to the same period of the prior year. Within the “general motors for automobiles" product category, sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries increased approximately 83% for this three-month period compared to the same period of the prior year.

Operating income of general motors increased approximately ¥1,600 million, or 274%, to ¥2,216 million for this three-month period compared to the same period of the prior year. Operating income of general motors for home appliances and industrial use increased for this three-month period compared to the same period of the prior year, mainly due to the contribution of Nidec Motor Corporation, more than offsetting Nidec Corporation's increasing investment cost relating to general motors for automobiles.

Machinery-

Net sales of machinery increased approximately ¥1,900 million, or 11%, to ¥19,090 million for this three-month period compared to the same period of the prior year. The increase in net sales was mainly due to an increase in sales at Nidec Sankyo of approximately ¥900 million, or 12%, for this three-month period compared to the same period of the prior year, reflecting stronger demand for products such as LCD panel handling robots. In January 2011, Nidec Sankyo started to manufacture LCD panel handling robots in China in order to more swiftly and flexibly meet the needs of our customers in China.

The increase in net sales of machinery was also due in part to an increase in sales at Nidec-Shimpo of approximately ¥300 million, or 10%, mainly reflecting increasing demand for machinery in developing countries, an increase in sales at Nidec-Kyori of approximately ¥300 million, or 16%, mainly reflecting increasing demand for press machines for electronic components, an increase in sales at Nidec Copal of approximately ¥100 million, or 11%, mainly reflecting increasing demand for peripheral equipment for chip mounters, and an increase in sales at Nidec-Read of approximately ¥100 million, or 4%, mainly reflecting increasing demand for electronic circuit testing systems for digital equipment, such as smartphones, for this three-month period compared to the same period of the prior year.

Operating income of machinery increased to ¥2,892 million for this three-month period compared to the same period of the prior year.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥3,100 million, or 10%, to ¥27,265 million for this three-month period compared to the same period of the prior year. The decrease was mainly due to a decrease in sales of such products as shutters and unit components at Nidec Copal of approximately ¥1,800 million, or 13%, and a decrease of approximately ¥1,300 million, or 16%, in sales of such products as control device units at Nidec Sankyo and sales of such products as plastic-mold products at Nidec Nissin, which is Nidec Sankyo's subsidiary, for this three-month period compared to the same period of the prior year. Sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics increased slightly for this three-month period compared to the same period of the prior year.

Operating income of electronic and optical components decreased approximately ¥1,800 million, or 39%, to ¥2,844 million for this three-month period compared to the same period of the prior year.

Other products-

Net sales of other products decreased approximately ¥700 million, or 8%, to ¥8,087 million for this three-month period compared to the same period of the prior year. This was primarily due to a decrease in sales of automotive parts at Nidec Tosok of approximately ¥300 million, or 4%, for this three-month period compared to the same period of the prior year, resulting from a decrease in orders received for such parts due to the adverse impact of the earthquake in northern Japan. Sales of pivot assemblies for HDDs also decreased approximately ¥400 million, or 59%, for this three-month period compared to the same period of the prior year.

Operating income of other products decreased approximately ¥1,100 million, or 74%, to ¥382 million for this three-month period compared to the same period of the prior year. This was mainly due to excess fixed costs resulting from a temporary decrease in demand due to disruptions in supply chains caused by the earthquake, adversely affecting Nidec Tosok's customers.

Consolidated Operating Results for the Three Months Ended June 30, 2011 ("this 1Q") Compared to the Three Months Ended March 31, 2011 ("the previous 4Q")

Consolidated net sales increased ¥5,517 million, or 3.2%, to ¥179,073 million for this 1Q compared to the previous 4Q. Our operating income also increased ¥2,261 million, or 13.3%, to ¥19,222 million for this 1Q compared to the previous 4Q. Operating income ratio increased approximately one percentage point from 9.8% for the previous 4Q to 10.7% for this 1Q.

The average exchange rate between the Japanese yen and the U.S. dollar for this 1Q was ¥81.74 to the dollar, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥0.6, or 1%, compared to the previous 4Q. The average exchange rate between the Japanese yen and the Euro for this 1Q was ¥117.40 to the Euro, a depreciation of the Japanese yen against the Euro of approximately ¥4.83, or 4%, compared to the previous 4Q. The depreciation of the Japanese yen against the Euro had a positive impact on our net sales and operating income of approximately ¥83 million and ¥55 million, respectively, for this 1Q compared to the previous 4Q.

Income from continuing operations before income taxes decreased ¥634 million, or 3.5%, to ¥17,571 million for this 1Q compared to the previous 4Q. We recorded a foreign exchange loss of approximately ¥1,100 million for this 1Q, compared to a foreign exchange gain of approximately ¥2,300 million for the previous 4Q. Net income attributable to Nidec Corporation increased ¥350 million, or 3.0%, to ¥12,210 million for this 1Q compared to the previous 4Q.

Operating Results by Product Category for this 1Q compared to the previous 4Q

Small precision motors-

Net sales of small precision motors increased approximately ¥4,000 million, or 6%, to ¥75,922 million for this 1Q compared to the previous 4Q.

The number of units sold and sales of spindle motors for hard disk drives ("HDDs") increased approximately 10% and 8%, respectively, for this 1Q compared to the previous 4Q, improving from a decrease in demand for HDDs in the previous 4Q. Average unit prices of spindle motors decreased approximately 1% on a U.S. dollar basis and on a Japanese yen basis for this 1Q compared to the previous 4Q. The number of units sold of spindle motors for 2.5-inch and 3.5-inch HDDs increased approximately 16% and 4%, respectively, for this 1Q compared to the previous 4Q.

Net sales of other small precision brushless DC motors increased approximately 9% for this 1Q compared to the previous 4Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors increased approximately 5% for this 1Q compared to the previous 4Q due to an approximately 9% increase in the number of units sold of small precision brushless DC motors, despite a decrease in the average unit price of small precision brushless DC motors of approximately 3% on a U.S. dollar basis.

Net sales of brushless DC fans increased slightly for this 1Q compared to the previous 4Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 6% for this 1Q compared to the previous 4Q, mainly due to an approximately 4% decrease in the number of units sold and an approximately 2% decrease in the average unit price on a U.S. dollar basis. With regard to Nidec Servo and other subsidiaries, however, sales of brushless DC fans increased for this 1Q compared to the previous 4Q.

Operating income of small precision motors increased approximately ¥1,800 million, or 17%, to ¥12,014 million for this 1Q compared to the previous 4Q. The operating income ratio relating to small precision motors increased 1.6 percentage points from 14.2% for the previous 4Q to 15.8% for this 1Q.

General motors-

Net sales of general motors increased approximately ¥2,600 million, or 6%, to ¥48,709 million for this 1Q compared to the previous 4Q. Sales of general motors for home appliances and industrial use increased approximately ¥2,400 million, or 7%, for this 1Q compared to the previous 4Q, mainly due to increased sales at Nidec Motor Corporation. Sales of general motors for automobiles increased approximately ¥200 million, or 2%, for this 1Q compared to the previous 4Q. Within the "general motors for automobiles" product category, sales at Nidec Motors&Actuators and sales of products such as general motors for electric power steering at Nidec Corporation and its direct-line subsidiaries increased approximately 1% and 3%, respectively, for this 1Q compared to the previous 4Q.

Operating income of general motors increased approximately ¥700 million, or 46%, to ¥2,216 million for this 1Q compared to the previous 4Q, mainly due to the increased sales at Nidec Motor Corporation for this 1Q compared to the previous 4Q.

Machinery-

Net sales of machinery decreased approximately ¥200 million, or 1%, to ¥19,090 million for this 1Q compared to the previous 4Q. This decrease was mainly due to a decrease in sales at Nidec-Kyori of such products as press machines for electric parts of approximately ¥400 million, or 17%, despite an increase in sales at Nidec Sankyo of such products as card readers of approximately ¥200 million, or 3%, for this 1Q compared to the previous 4Q.

Operating income of machinery decreased approximately ¥200 million, or 5%, to ¥2,892 million for this 1Q compared to the previous 4Q.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥500 million, or 2%, to ¥27,265 million for this 1Q compared to the previous 4Q. This was mainly due to a decrease in sales at Nidec Copal of such products as precision parts of approximately ¥1,100 million, or 8%, partially offset by an increase in sales at Nidec Copal Electronics of such products as circuit components of approximately ¥700 million, or 10%, for this 1Q compared to the previous 4Q.

Operating income of electronic and optical components increased approximately ¥100 million, or 3%, to ¥2,844 million for this 1Q compared to the previous 4Q, as most of the immediate negative impact of the earthquake in northern Japan was recorded in the previous 4Q.

Other products-

Net sales of other products decreased approximately ¥500 million, or 6%, to ¥8,087 million for this 1Q compared to the previous 4Q. This was mainly due to a decrease in sales of automotive parts at Nidec Tosok of approximately ¥600 million, or 8%, for this 1Q compared to the previous 4Q.

Operating income of other products decreased approximately 39% to ¥382 million for this 1Q compared to the previous 4Q. This was mainly due to the decrease in sales at Nidec Tosok, whose sales were adversely affected by the earthquake in northern Japan.

(2) Financial Position

	As of June 30, 2011	As of March 31, 2011	Inc/dec
Total assets (million)	¥751,318	¥748,205	¥3,113
Total liabilities (million)	342,615	337,699	4,916
Nidec Corporation shareholders’ equity (million)	353,430	355,250	(1,820)
Interest-bearing debt (million) *1	162,345	154,961	7,384
Net interest-bearing debt (million) *2	65,677	60,640	5,037
Debt ratio (%) *3	21.6	20.7	0.9
Debt to equity ratio ("D/E ratio") (times) *4	0.46	0.44	0.02
Net D/E ratio (times) *5	0.19	0.17	0.02
Nidec Corporation shareholders' equity to total assets (%)	47.0	47.5	(0.5)

Notes:

*1: The sum of "short-term borrowings," "current portion of long-term debt" and "long-term debt" in our consolidated balance sheet, including zero-coupon bonds.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥3,100 million to ¥751,318 million as of June 30, 2011 compared to March 31, 2011. This increase was primarily due to an increase of approximately ¥5,700 million in trade accounts receivable and an increase of ¥2,300 million in cash and cash equivalents, which were offset in part by a decrease in property, plant and equipment of approximately ¥5,500 million.

Total liabilities increased approximately ¥4,900 million to ¥342,615 million as of June 30, 2011 compared to March 31, 2011. The debt ratio increased to 21.6% as of June 30, 2011 from 20.7% as of March 31, 2011. Our debt to equity ratio was 0.46 as of June 30, 2011, compared to 0.44 as of March 31, 2011. Our net debt to equity ratio was 0.19 as of June 30, 2011, compared to 0.17 as of March 31, 2011.

Nidec Corporation shareholders’ equity decreased approximately ¥1,800 million to ¥353,430 million as of June 30, 2011 compared to March 31, 2011, primarily due to an increase in accumulated other comprehensive loss of approximately ¥7,400 million, which reflected an increase in negative foreign currency translation adjustments of approximately ¥7,700 million resulting from the appreciation of the Japanese yen against the U.S. dollar, which was offset in part by an increase in retained earnings of approximately ¥6,000 million.

Nidec Corporation shareholders' equity to total assets decreased to 47.0% as of June 30, 2011 from 47.5% as of March 31, 2011.

Overview of Cash Flow-

(in millions)	For the three months ended June 30, 2011	For the three months ended June 30, 2010	Inc/dec
Net cash provided by operating activities	¥15,901	¥20,059	¥(4,158)
Net cash used in investing activities	(10,967)	(13,818)	2,851
Free cash flow *1	4,934	6,241	(1,307)
Net cash (used in) provided by financing activities	(513)	3,900	(4,413)

Note: *1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flow from operating activities for the three months ended June 30, 2011 ("this three-month period") was a net inflow of ¥15,901 million. Compared to the three months ended June 30, 2010 ("the same period of the prior year"), the cash inflow from operating activities for this three-month period decreased approximately ¥4,200 million. This decrease was mainly due to the negative effects of a decrease in consolidated net income of approximately ¥2,200 million, an increase in trade notes and accounts receivable of approximately ¥5,100 million, a decrease in trade notes and accounts payable of approximately ¥5,000 million, and a decrease in foreign currency adjustments of approximately ¥3,800 million, offset in part by the positive effect of a decrease in inventories of approximately ¥9,900 million, compared to the same period of the prior year.

Cash flow from investing activities for this three-month period was a net cash outflow of ¥10,967 million. Compared to the same period of the prior year, the net cash outflow decreased approximately ¥2,900 million mainly due to a decrease in additional purchases of property, plant and equipment of approximately ¥1,900 million.

As a result, we had a positive free cash flow of ¥4,934 million for the three-month period, a decrease of approximately ¥1,300 million from ¥6,241 million for the same period of the prior year.

Cash flow from financing activities for this three-month period was a net cash outflow of ¥513 million, compared to a net cash inflow of ¥3,900 million for the same period of the prior year. The difference of approximately ¥4,400 million between the cash outflow for this three-month period and the cash inflow for the same period of the prior year primarily reflected a decrease in short-term borrowings of approximately ¥5,800 million compared to the same period of the prior year, which was offset in part by a decrease of approximately ¥2,400 million in the negative impact of payments for additional investments in subsidiaries for this three-month period compared to the same period of the prior year.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of June 30, 2011 was ¥96,668 million, an increase of ¥2,347 million from March 31, 2011.

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

At the time of the announcement of our previous financial performance forecast (on April 25, 2011), it was very difficult to provide estimates of future results of operations as customer and market demand for our products were highly uncertain due to disruptions in the supply chains for major industries in Japan caused by the earthquake in northern Japan on March 11, 2011. Uncertainties still remain, including a further increase in raw material prices and fluctuations in foreign exchange rates, which could adversely affect our results of operations for the fiscal year ending March 31, 2012. In the meantime, the supply chains began to return to normal in May 2011, and our results of operations thus far have exceeded our initial expectations.

In light of the foregoing, we have revised upward our previously announced financial performance forecasts for the six months and the fiscal year ending March 31, 2012, as follows:

Forecast of consolidated results for the fiscal year ending March 31, 2012

Net sales	¥760,000 million	(Up 10.4% from the previous fiscal year)
Operating income	¥90,000 million	(Down 0.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥83,500 million	(Up 5.0% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥55,000 million	(Up 5.1% from the previous fiscal year)

(Forecast of consolidated results for the six months ending September 30, 2011)

Net sales	¥360,000 million	(Up 7.0% from the same period of the previous fiscal year)
Operating income	¥37,000 million	(Down 28.6% from the same period of the previous fiscal year)
Income from continuing operations before income taxes	¥32,500 million	(Down 21.9% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥21,000 million	(Down 22.3% from the same period of the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥80 and Euro1 = ¥110. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate and Euro-Japanese yen exchange rate.

2. Others

(1) Change in significant subsidiaries during this period (due to changes in the scope of consolidation)

None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.”  ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No. 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on NIDEC’s consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (ii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iii) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (v) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls business, (vi) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (vii) the risks identified above.

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	June 30, 2011		March 31, 2011		Increase or decrease	June 30, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	¥96,668		¥94,321		¥2,347	¥127,374
Trade notes receivable	12,027		11,486		541	11,647
Trade accounts receivable	159,741		154,091		5,650	149,184
Inventories:
Finished goods	38,980		39,477		(497)	33,216
Raw materials	25,092		23,303		1,789	22,471
Work in progress	23,196		23,405		(209)	19,624
Project in progress	1,144		1,108		36	908
Supplies and other	3,579		3,084		495	3,519
Other current assets	24,010		22,822		1,188	21,551
Total current assets	384,437	51.1	373,097	49.9	11,340	389,494	55.4

Investments and advances:
Marketable securities and other securities investments	15,435		15,338		97	14,400
Investments in and advances to affiliated companies	461		588		(127)	569
Total investments and advances	15,896	2.1	15,926	2.1	(30)	14,969	2.1

Property, plant and equipment:
Land	41,525		41,763		(238)	39,283
Buildings	134,483		135,794		(1,311)	126,838
Machinery and equipment	290,183		291,664		(1,481)	265,524
Construction in progress	15,202		15,434		(232)	14,596
Sub-total	481,393	64.1	484,655	64.8	(3,262)	446,241	63.4
Less - Accumulated depreciation	(252,491)	(33.6)	(250,246)	(33.5)	(2,245)	(243,729)	(34.6)
Total property, plant and equipment	228,902	30.5	234,409	31.3	(5,507)	202,512	28.8
Goodwill	81,688	10.9	82,107	11.0	(419)	71,724	10.2
Other non-current assets	40,395	5.4	42,666	5.7	(2,271)	24,621	3.5
Total assets	¥751,318	100.0	¥748,205	100.0	¥3,113	¥703,320	100.0

Liabilities and Equity

	Yen in millions
	June 30, 2011		March 31, 2011		Increase or decrease	June 30, 2010
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	¥59,809		¥52,018		¥7,791	¥128,673
Current portion of long-term debt	900		1,124		(224)	1,454
Trade notes and accounts payable	113,422		112,759		663	113,885
Accrued expenses	23,341		22,039		1,302	19,542
Other current liabilities	15,147		18,895		(3,748)	18,911
Total current liabilities	212,619	28.3	206,835	27.6	5,784	282,465	40.2

Long-term liabilities:
Long-term debt	101,636		101,819		(183)	1,474
Accrued pension and severance costs	11,874		12,824		(950)	11,436
Other long-term liabilities	16,486		16,221		265	11,678
Total long-term liabilities	129,996	17.3	130,864	17.5	(868)	24,588	3.5

Total liabilities	342,615	45.6	337,699	45.1	4,916	307,053	43.7

Equity:
Common stock	66,551	8.8	66,551	8.9	-	66,551	9.5
Additional paid-in capital	66,849	8.9	66,960	8.9	(111)	67,816	9.6
Retained earnings	304,423	40.5	298,445	39.9	5,978	265,466	37.7
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(52,874)		(45,162)		(7,712)	(39,203)
Unrealized gains (losses) from securities, net of reclassification adjustments	1,093		1,066		27	450
Unrealized gains from derivative Instruments qualifying for cash flow hedges	132		219		(87)	-
Pension liability adjustments	(182)		(544)		362	(336)
Total accumulated other comprehensive income (loss)	(51,831)	(6.9)	(44,421)	(5.9)	(7,410)	(39,089)	(5.6)

Treasury stock, at cost	(32,562)	(4.3)	(32,285)	(4.3)	(277)	(24,069)	(3.3)
Total Nidec Corporation shareholders’ equity	353,430	47.0	355,250	47.5	(1,820)	336,675	47.9
Noncontrolling interests	55,273	7.4	55,256	7.4	17	59,592	8.4
Total equity	408,703	54.4	410,506	54.9	(1,803)	396,267	56.3
Total liabilities and equity	¥751,318	100.0	¥748,205	100.0	¥3,113	¥703,320	100.0

(2) Condensed Consolidated Statements of Income

	Yen in millions
	Three months ended June 30				Increase or		Year ended
	2011		2010		decrease		March 31, 2011
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥179,073	100.0	¥168,766	100.0	¥10,307	6.1	¥688,530	100.0
Cost of products sold	137,287	76.7	122,333	72.5	14,954	12.2	513,170	74.5
Selling, general and administrative expenses	15,129	8.4	13,320	7.8	1,809	13.6	56,845	8.3
Research and development expenses	7,435	4.2	5,998	3.6	1,437	24.0	27,988	4.1
Operating expenses	159,851	89.3	141,651	83.9	18,200	12.8	598,003	86.9
Operating income	19,222	10.7	27,115	16.1	(7,893)	(29.1)	90,527	13.1

Other income (expenses):
Interest and dividend income	344		249		95		1,063
Interest expenses	(59)		(132)		73		(365)
Foreign exchange gain (loss), net	(1,108)		(5,625)		4,517		(9,197)
Gain (loss) from marketable securities, net	(4)		(158)		154		(238)
Other, net	(824)		(344)		(480)		(2,265)
Total	(1,651)	(0.9)	(6,010)	(3.6)	4,359	-	(11,002)	(1.6)
Income from continuing operations before income taxes	17,571	9.8	21,105	12.5	(3,534)	(16.7)	79,525	11.5
Income taxes	(4,270)	(2.4)	(5,394)	(3.2)	1,124	-	(18,533)	(2.6)
Equity in net income (loss) of affiliated companies	3	0.0	2	0.0	1	50.0	6	0.0
Income from continuing operations	13,304	7.4	15,713	9.3	(2,409)	(15.3)	60,998	8.9
Loss on discontinued operations	-	-	(192)	(0.1)	192	-	(3,506)	(0.6)
Consolidated net income	13,304	7.4	15,521	9.2	(2,217)	(14.3)	57,492	8.3
Less: Net income attributable to noncontrolling interests	(1,094)	(0.6)	(1,738)	(1.0)	644	-	(5,159)	(0.7)
Net income attributable to Nidec Corporation	¥12,210	6.8	¥13,783	8.2	¥(1,573)	(11.4)	¥52,333	7.6

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the three months ended June 30, 2010 and for the fiscal year ended March 31, 2011 have been reclassified.

Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

(3) Consolidated Statement of Cash Flows

	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2011
	2011	2010
Cash flows from operating activities:
Consolidated net income	¥13,304	¥15,521	¥(2,217)	¥57,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,936	7,896	1,040	35,710
Loss on sales, disposal or impairment of property, plant and equipment	424	45	379	545
Equity in net income of affiliated companies	(3)	(2)	(1)	(6)
Foreign currency adjustments	635	4,480	(3,845)	5,523
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(8,457)	(3,378)	(5,079)	3,995
Increase in inventories	(2,909)	(12,858)	9,949	(15,856)
Increase (decrease) in notes and accounts payable	3,638	8,612	(4,974)	(3,058)
Other	333	(257)	590	(1,261)
Net cash provided by operating activities	15,901	20,059	(4,158)	83,084
Cash flows from investing activities:
Additions to property, plant and equipment	(10,550)	(12,427)	1,877	(55,010)
Proceeds from sales of property, plant and equipment	1,152	99	1,053	960
Acquisitions of business, net of cash acquired	(914)	-	(914)	(51,594)
Other	(655)	(1,490)	835	(1,298)
Net cash used in investing activities	(10,967)	(13,818)	2,851	(106,942)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	7,608	13,435	(5,827)	(63,205)
Repayments of long-term debt	(530)	(435)	(95)	(2,016)
Proceeds from issuance of corporate bonds	-	-	-	100,500
Purchases of treasury stock	(277)	(2)	(275)	(11,226)
Payments for additional investments in subsidiaries	(454)	(2,838)	2,384	(7,827)
Dividends paid to shareholders of Nidec Corporation	(6,232)	(5,572)	(660)	(11,143)
Dividends paid to noncontrolling interests	(695)	(777)	82	(1,655)
Other	67	89	(22)	336
Net cash (used in) provided by financing activities	(513)	3,900	(4,413)	3,764

Effect of exchange rate changes on cash and cash equivalents	(2,074)	(6,076)	4,002	(8,894)
Net increase (decrease) in cash and cash equivalents	2,347	4,065	(1,718)	(28,988)
Cash and cash equivalents at beginning of period	94,321	123,309	(28,988)	123,309
Cash and cash equivalents at end of period	¥96,668	¥127,374	¥(30,706)	¥94,321

(4) Subsequent events

On July 1, 2011, we have completed the previously announced acquisition of all of the outstanding shares in Sanyo Seimitsu Co., Ltd. (“Sanyo Seimitsu”) from Sanyo Electric Co., Ltd. (“Sanyo Electric”). We had previously announced on December 9, 2010 that it had agreed with Sanyo Electric to purchase the shares in Sanyo Seimitsu from Sanyo Electric, and that it had entered into a share purchase agreement with Sanyo Electric to effect such transaction.

4. Supplementary Information (Three months ended June 30, 2011)

(1) Information by Product Category (unaudited)

	Yen in millions
	Three months ended June 30, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥75,922	¥48,709	¥19,090	¥27,265	¥8,087	¥179,073	¥-	¥179,073
Intersegment	245	28	1,243	57	1,193	2,766	(2,766)	-
Total	76,167	48,737	20,333	27,322	9,280	181,839	(2,766)	179,073
Operating expenses	64,153	46,521	17,441	24,478	8,898	161,491	(1,640)	159,851
Operating income	¥12,014	¥2,216	¥2,892	¥2,844	¥382	¥20,348	(¥1,126)	¥19,222

	Yen in millions
	Three months ended June 30, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥87,687	¥24,760	¥17,221	¥30,346	¥8,752	¥168,766	¥-	¥168,766
Intersegment	320	195	2,423	106	1,167	4,211	(4,211)	-
Total	88,007	24,955	19,644	30,452	9,919	172,977	(4,211)	168,766
Operating expenses	69,478	24,363	16,797	25,788	8,463	144,889	(3,238)	141,651
Operating income	¥18,529	¥592	¥2,847	¥4,664	¥1,456	¥28,088	(¥973)	¥27,115

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3. The product category has been changed from "Mid-size motors" to "General motors" which includes both Mid-size motors and Large-size motors, because our motor product line has been expanded to include large industrial motors with the completion of the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Three months ended June 30				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Japan	¥72,429	40.4	¥75,464	44.7	¥(3,035)	(4.0)
U.S.A	21,708	12.1	3,937	2.3	17,771	451.4
Singapore	4,933	2.8	8,895	5.3	(3,962)	(44.5)
Thailand	24,501	13.7	26,853	15.9	(2,352)	(8.8)
Philippines	3,698	2.1	2,539	1.5	1,159	45.6
China	35,326	19.7	38,315	22.7	(2,989)	(7.8)
Others	16,478	9.2	12,763	7.6	3,715	29.1
Total	¥179,073	100.0	¥168,766	100.0	¥10,307	6.1

Note: The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Three months ended June 30				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
North America	¥22,750	12.7	¥5,958	3.5	¥16,792	281.8
Asia	95,766	53.5	103,397	61.3	(7,631)	(7.4)
Europe	14,920	8.3	12,343	7.3	2,577	20.9
Other	2,383	1.3	1,107	0.7	1,276	115.3
Overseas sales total	135,819	75.8	122,805	72.8	13,014	10.6
Japan	43,254	24.2	45,961	27.2	(2,707)	(5.9)
Consolidated total	¥179,073	100.0	¥168,766	100.0	¥10,307	6.1

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Three months ended June 30		Increase or decrease	Year ended March 31, 2011
	2011	2010

Net sales	¥179,073	¥168,766	6.1%
Operating income	19,222	27,115	(29.1)%
Ratio of operating income to net sales	10.7%	16.1%
Income from continuing operations before income taxes	17,571	21,105	(16.7)%
Ratio of income from continuing operations before income taxes to net sales	9.8%	12.5%
Net income attributable to Nidec Corporation	12,210	13,783	(11.4)%
Ratio of net income attributable to Nidec Corporation to net sales	6.8%	8.2%
Net income attributable to Nidec Corporation stockholders per share-basic	¥88.20	¥98.95
Net income attributable to Nidec Corporation stockholders per share-diluted	¥82.49	¥98.95

Total assets	¥751,318	¥703,320		¥748,205
Nidec Corporation shareholders’ equity	353,430	336,675		355,250
Nidec Corporation shareholders’ equity to total assets	47.0%	47.9%		47.5%
Nidec Corporation shareholders’ equity per share	¥2,552.93	¥2,417.07		¥2,565.32

Net cash provided by operating activities	¥15,901	¥20,059		¥83,084
Net cash used in investing activities	(10,967)	(13,818)		(106,942)
Net cash (used in) provided by financing activities	(513)	3,900		3,764
Cash and cash equivalents at end of period	¥96,668	¥127,374		¥94,321

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	159
Number of affiliated companies accounted for under the equity method:	2

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2011	Change from June 30, 2010
Number of companies newly consolidated:	3	27
Number of companies excluded from consolidation:	2	9
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	-	-